Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065 fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

FOR IMMEDIATE RELEASE

Update on Vasogen’s ACCLAIM Trial Presented Today at the
Heart Failure Society of America Meeting

- Key Baseline Heart Function Measures in Phase III ACCLAIM Trial
Consistent with those in Phase II Study -

Toronto, Ontario, (September 21, 2005) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), announced that during a satellite symposium held today at the 9th Annual Scientific Meeting of the Heart Failure Society of America in Boca Raton, Florida, Guillermo Torre-Amione, MD, PhD, Medical Director, The Methodist DeBakey Heart Center, presented preliminary baseline patient characteristics from the phase III ACCLAIM trial of Celacade™ in chronic heart failure (HF). The symposium also featured an overview of the role of inflammation in heart failure by Douglas Mann, MD, Professor of Medicine, Molecular Physiology, and Biophysics and Chief, Section of Cardiology, at Baylor College of Medicine and Director, Winters Center for Heart Failure Research. The session, entitled “Immunomodulatory Therapy for the Treatment of Heart Failure: An Update”, was chaired by James Young, MD, Chairman of the Division of Medicine and Professor of Medicine at the Cleveland Clinic and Global Principal Investigator for the ACCLAIM trial.

Dr. Mann’s presentation covered the experimental and clinical rationale for targeting inflammation in HF. During the presentation, Dr. Mann reviewed previous trials evaluating anti-TNF therapies for HF and offered insights as to why these approaches did not prove successful, including the redundancy of the immune system and the involvement of multiple inflammatory cytokines in cardiac inflammation. Dr. Mann also reaffirmed that chronic inflammation remains unaddressed by available therapies for heart failure and is a key therapeutic target for new treatment modalities.

Dr. Torre-Amione presented an overview of the approaches to the modulation of inflammation in chronic HF, discussed the role for Vasogen’s Celacade™ technology in this condition, and provided an update on the phase III ACCLAIM trial. The preliminary blinded baseline characteristics from ACCLAIM included left ventricular ejection fraction (LVEF), a key measure for determining the severity of disease based on the extent of a patient’s heart muscle impairment. The baseline characteristics show that patients enrolled in ACCLAIM have a mean LVEF of approximately 22.7%, which is virtually identical to the mean LVEF observed for patients in Vasogen’s phase II study. Additional baseline characteristics for patients in ACCLAIM show that the mean age is 64 years, 80% are male, and 68% have ischemic heart disease, which are also consistent with the patient population in the previous phase II study. Dr. Torre-Amione also reported that the fully enrolled ACCLAIM trial remains on schedule for completion in late 2005, with results to be made available following data-base lock and data analysis.

- more -

… page 2, September 21, 2005

“The role of inflammation in chronic heart failure continues to gain acceptance, and the promise of new anti-inflammatory strategies, such as Celacade, for treating this condition continue to garner considerable interest in the cardiology community,” commented Dr. Torre-Amione. “We are also pleased to find that the preliminary baseline characteristics of the patients enrolled in ACCLAIM are remarkably consistent with those of patients in our previous phase II trial, which bodes well for our ability to demonstrate the impact of Celacade on mortality and morbidity in chronic heart failure.”

The double-blind, placebo-controlled ACCLAIM trial has enrolled over 2,400 patients at 176 clinical sites in North America, Europe, and Israel. An independent steering committee comprised of thought leaders in heart failure from around the world designed ACCLAIM to investigate the impact of Vasogen’s Celacade technology on reducing the risk of death and cardiovascular hospitalization in patients with advanced chronic heart failure. The design of the ACCLAIM trial was based on the findings from Vasogen’s phase II study in advanced chronic heart failure, which demonstrated a significant reduction in the risk of death and hospitalizations for patients who received Celacade™ versus placebo. ACCLAIM is an event-driven study that will reach its primary endpoint when 701 patients have experienced a primary endpoint event, defined as either death or first cardiovascular hospitalization, and all patients enrolled in the study have been treated for at least 6 months.

The symposium was made possible through an unrestricted educational grant from Vasogen.

About Vasogen Vasogen is focused on the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease. The Company’s lead product, the Celacade™ technology, is currently in two pivotal phase III clinical trials designed to support regulatory approval in North America and commercialization in North America and Europe. The 550-patient pivotal phase III SIMPADICO trial, which is designed to further investigate the use of Celacade technology to improve intermittent claudication, a debilitating symptom associated with peripheral arterial disease, is being closed out at 50 centers in North America and is expected to report initial results in late 2005. The 2,400-patient pivotal phase III ACCLAIM trial, designed to further investigate the use of Celacade technology to reduce the risk of death and hospitalization in patients with advanced chronic heart failure, is fully enrolled and ongoing at 176 clinical centers in North America, Europe, and Israel. Vasogen is also developing a new class of drugs for the treatment of neuro-inflammatory disorders. VP025, which has completed phase I clinical development, is the lead product candidate from this new class of drugs.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “will,” “should,” “expects,” “projects,” and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the adequacy, timing, and results of our clinical trials, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company’s products, the availability of government and insurance reimbursements for the Company’s products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel, and other risks detailed from time-to-time in the Company’s public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.